NATIONAL RETAIL PROPERTIES, INC. AND SUBSIDIARIES
EXHIBIT 12

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods as shown (dollars in thousands).

	2017 (1)	2016	2015	2014	2013

Pretax income from continuing operations before income from equity investees	$265,371	$239,506	$208,386	$191,289	$155,631

Add:
Fixed charges (excluding capitalized interest)	108,930	96,168	89,973	85,514	85,912
Distributed income from equity investees	—	—	—	—	—

Pretax earnings from operations, as adjusted	$374,301	$335,674	$298,359	$276,803	$241,543

Fixed Charges:
Interest on indebtedness	$101,811	$89,057	$84,080	$80,370	$79,175
Capitalized interest	2,435	1,738	2,383	1,628	1,369
Amortization of net discount relating to indebtedness	1,702	1,246	1,100	1,238	3,188
Amortization of interest rate hedges	1,932	2,802	1,902	1,129	438
Amortization of deferred charges	3,485	3,063	2,891	2,777	3,111

Fixed charges	$111,365	$97,906	$92,356	$87,142	$87,281

Ratio of earnings to fixed charges	3.36	3.43	3.23	3.18	2.77

Fixed charges	$111,365	$97,906	$92,356	$87,142	$87,281
Preferred stock dividends	37,925	38,623	35,434	35,434	27,923

Combined fixed charges and preferred stock dividends	$149,290	$136,529	$127,790	$122,576	$115,204

Ratio of earnings to combined fixed charges and preferred stock dividends	2.51	2.46	2.33	2.26	2.10

(1) Excluding the effect of $7,845 in retirement severance costs, ratio of earnings to fixed charges would have been 3.43x and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 2.56x. Retirement severance costs relate primarily to Craig Macnab's retirement as CEO on April 28, 2017.